EXHIBIT 7

Productivity > Exploration > Growth

EUCLID

Northgate Exploration Limited

2002 Annual Report

Productivity > Exploration > Growth
Northgate Exploration Limited 2002 Annual Report

Gold Production

(ounces)

300,000
250,000
200,000
150,000
100,000
50,000
0
'99
'00
'01
'02
'03(E)

Copper Production

(millions lbs)

80
60
40
20
0
'99
'00
'01
'02
'03(E)

Mill Throughput

(tonnes per day)

55,000
50,000
45,000
40,000
35,000
30,000
'99
'00
'01
'02
'03(E)

2002 Highlights

Q1

> *Presented with* the Edward Prior Award for being the safest mine in British Columbia during 2001.

> *Strengthened* our balance sheet with a Cdn$50 million common equity financing.

Q2

> *Substantially reduced* long-term debt with the completion of a Cdn$125 million common equity financing.

> *Commissioned* column flotation cells on time and under budget.

Q3

> *Upgraded and expanded* the Kemess North resource deposit through exploration drilling.

> *Commissioned* a second electric cable shovel to reduce mining costs and increase capacity.

Q4

> *Achieved* record gold and copper recoveries and mill throughput at Kemess South.

> *Successfully* started up the $4 million cyclone tailings plant.

2003 *Objectives*

- ***Enhance the underlying value*** of Northgate's assets through metallurgical improvements and continued cost reductions.

- ***Increase Northgate's common share price*** through an enhanced investor relations program and an AMEX listing.

- ***Increase reserves*** at Kemess by completing a feasibility study at Kemess North and upgrading the deposit from an indicated resource to a probable reserve.

- ***Continue active exploration*** within the highly prospective Kemess land position and seek additional exploration and development opportunities elsewhere in North and South America.

Dear Fellow Shareholders,
At the beginning of 2002, we set aggressive objectives for the Corporation to enhance the underlying value of our assets and maximize shareholder value. We are pleased to report that we met all of our objectives:
> improved productivity and reduced operating costs at the Kemess South mine;
> re-capitalized our balance sheet with an appropriate mix of equity and long-term debt;
> significantly advanced the Kemess North project; and
> developed other exploration opportunities in British Columbia.
At the Kemess South mine, dramatic improvements were made in all areas of the operation. On the mining side,productivity was enhanced through the commissioning of two new haulage trucks and a second electric cable shovel, which allowed us to extract 43 million tonnes of ore and waste from the pit in 2002.
Mill availability improved from 83% in 2001 to over 88% in 2002,with an average over the last six months of the year of almost 91%. As a consequence, ore throughput reached over 49,500 tonnes per day in the second half of 2002,well above our original target of 48,000 tonnes per day. This substantial increase in throughput, combined with improvements in metal recov- eries and concentrate grade as a direct consequence of the commissioning of two column flotation cells in the second quarter, resulted in record production of gold and copper. Gold production for the year was 282,000 ounces at an average cash cost of $204 per ounce, including by-product revenue from the production of 73 million pounds of copper.
In addition to the continued production improvements at the Kemess South mine in 2002, we were also successful in the permitting and construction of a tailings sands cycloning plant, which will substantially lower the future capital cost of building the tailings dam by lowering its ultimate elevation and reducing the cost of sourcing and placing material.
In June, we signed a new 3-year collective agreement with our workforce, which clarified and simplified the terms of the previous agreement and incorporated our philosophy of performance-based variable compensation.
The 2002 exploration program in the east and central cirque areas of Kemess North determined the ultimate extent of the high-grade porphyry dome structure that was discovered in 2001 and confirmed the continuity of the mineralization in the deposit. This allowed the majority of the resource to be upgraded from an inferred to an indicated classification. The total resource at Kemess North now contains 6.6 million ounces of gold and 2.4 billion pounds of copper, an increase of 900,000 ounces of gold and 200 million pounds of copper from 2001.

02

     The strong operating performance at the Kemess South mine, combined with the development potential of the Kemess North project, set the stage for a successful Cdn$125 million equity issue in June 2002. Proceeds were used to reduce total long-term debt by $50 million and close out a substantial portion of our gold forward sales commitments, prior to the surge in gold prices in the fourth quarter. Northgate’s balance sheet now contains an appropriate mix of long-term financing, providing a solid financial foundation for future growth opportunities.

FINANCIAL RESULTS

Northgate’s cash flow from operations, before changes in working capital and a one-time charge related to closing out a large portion of our gold hedging position, was $21,707,000, a substantial improvement compared with the cash flow, before changes in working capital, of $13,435,000 reported in 2001. Our loss for 2002, before one-time charges, was $4,114,000 compared with a loss, before one-time charges, of $11,063,000 in 2001.

     Although a substantial improvement over 2001, these results are obviously still not acceptable and we remain focussed on returning Northgate to profitability in 2003.

MARKET REVIEW

2002 was marked by a robust appreciation in gold prices. At the start of the year, gold prices on the London Bullion Market started at a low of $278 per ounce and ended the year at $343, just shy of the year high of $349. The average price of gold was $310 during the year, almost $40 per ounce higher than the previous year. Gold prices responded positively throughout 2002 to a variety of factors including reduced producer hedging, a weaker US dollar, turbulent equity markets and global concerns about the prospect of war and further acts of terrorism. Early in 2003, gold prices exceeded the $350 level, a full $100 per ounce higher than the cyclical low recorded in February 2001.

     Copper prices ranged from a low of $0.64 per pound to a high of $0.77 per pound during the year as world supply and demand remained relatively balanced and stocks remained at historically high levels. The average price in 2002 was $0.71 per pound, approximately the same as it was in 2001. Although copper prices have remained flat for the past two years, Northgate improved its net realized price for copper by 7.5¢ per pound through reductions in treatment and refining charges for our concentrate production. Copper prices opened strongly in 2003, rising 5¢ per pound by the end of January, rekindling our hope that after five years of depressed prices, reduced mine and refined

We are committed to enhancing the fundamental value of Northgate’s assets through continued operational improvements and targeted exploration and development.

03

production, combined with improving world demand, will push copper prices back up through the $0.90 per pound level over the next two years.

SHARE PRICE PERFORMANCE

Although our share price demonstrated an improving trend over 2002, for much of the year trading levels remained at what management feels is a discount to net asset value (“NAV”) of the Kemess South mine, the Kemess North project and the Corporation’s other properties and assets. Consequently, we believe that our shares have considerable upside potential, especially when compared with the premium to NAV that most of our industry peers enjoy.

     For the information of our shareholders, we have provided a valuation analysis of the Corporation on the opposite page to substantiate our views.

OBJECTIVES AND OUTLOOK

As we begin 2003, our priorities are to address Northgate’s undervalued share price and continue to increase the fundamental value of our assets.

     We intend to raise Northgate’s profile in the North American marketplace through a more vigorous investor relations program designed to raise investor awareness of the value of Northgate’s core Kemess South mine and the great potential of the Kemess North project and our other exploration properties. We also plan to establish a listing on the American Stock Exchange (“AMEX”) to facilitate trading in the United States and expand our shareholder base.

     We will enhance the fundamental value of our assets by continuing to make metallurgical improvements at Kemess South, by proceeding with feasibility work at the Kemess North project and by exploring within the prospective land position surrounding our existing infrastructure. Further afield, we will also actively seek out and review additional exploration and development opportunities in our principal area of focus, namely, North and South America.

     Process improvements such as more efficient blasting in the pit, an expert system for mill control, a system of magnets for removing broken steel balls from our mills and the potential addition of flash flotation to enhance gold recovery, represent the next generation of process optimization at Kemess that are being fast-tracked for deployment in 2003.

     At Kemess North, we expect to complete and release a pre-feasibility study by the middle of the year and a full feasibility study by year end with the goal of moving Kemess North from a resource to a reserve status by the end of 2003.

     As we go forward, we will continue to leverage our low cost operating infrastructure at the Kemess South mine to benefit our exploration and development initiatives in the surrounding Toodoggone region of British Columbia. At the same time, as a significant mid-tier producer of 290,000 ounces of gold per year in an industry where merger and acquisition activity has dramatically increased, we will consider corporate opportunities that make sense for our shareholders.

     On behalf of the board and management of Northgate, we would like to thank our employees for their contribution to a successful year. With the Kemess South mine producing at record levels, and our substantial resource base continuing to develop, Northgate is poised to benefit greatly from the recent and future increases in metal prices.

On behalf of the Board,

“Signed”
Terry A. Lyons
Chairman

“Signed”
Kenneth G. Stowe
President and CEO
March 12, 2003

04

VALUATION ANALYSIS

“Northgate shares represent a compelling investment in an undervalued situation with significant upside potential for shareholders.”

Using standard techniques and metrics utilized by industry analysts,we estimate the underlying value of our shares at between $2.19 to $2.59 per share. This range is well above Northgate’s trading range during 2002, representing a discount to our fundamental value while comparable companies trade at a premium. Although our investors may have their own method of establishing value, we invite you to review our valuation analysis below. We encourage you to utilize these metrics to derive your own assessment of Northgate’s underlying value, and comparable trading value to others, as we establish Northgate as a solid mid-tier gold producer.

Kemess South – Producing Asset

Kemess North – Pre-development Project

Exploration Portfolio

NET ASSET VALUE ANALYSIS

(millions, except per share amounts)	US$	Cdn$	Cdn$/sh
Kemess South mine [1]	$ 248	$ 371	$ 1.84
Kemess North project [2]	139	208	1.03
Other properties [3]	25	38	0.19
Less:			
Project debt	(65)	(98)	(0.48)
Capital leases	(12)	(18)	(0.09)
MTM hedge book	(17)	(26)	(0.13)
NAV	**$ 318**	**$ 475**	**$ 2.36**
Shares outstanding [4]	201.5	201.5	
NAV Sensitivity Analysis to changes in Gold Price:			
Gold Price (US$/ounce)	$ 325	$ 350	$ 375
NAV (Cdn$/share)	**$ 2.19**	**$ 2.36**	**$ 2.59**

Notes:

1. Operating assumptions (average over life-of-mine):
   Prices: gold $350/oz; copper $0.75/lb (2003); $0.95/lb thereafter
   FX: Cdn$/US$1.50
   Throughput: 51,250 tpd
   Ore grades: 0.712 gmt gold and 0.23% copper
   Recoveries: 71.5% gold and 82% copper
   Operating costs: $161 per ounce gold
   Discount rate: 5%
2. Resource valuation using 6.6 million ounce resource at a 70% recovery factor and $30.00 per ounce value.
3. Property portfolio includes other Kemess properties including Nugget plus the Company's interest in Brenda, Sustut and Hyland.
4. Shares outstanding: common shares – 198.5 million; options – 1.5 million; and warrants – 1.5 million.

Kemess South – Producing Asset Most appropriately valued on a discounted cash flow basis using operating assumptions based on detailed engi- neering plans and historical cost data.
Kemess North – Pre-development Project Mineral resources are typically valued based on precedent setting transactions. A range of $20 – $40 per ounce of resource is a standard metric in the industry. Once resources are converted to reserves, valuations would be expected to increase.
Exploration Portfolio Estimated acquisition costs to compile a comparable port- folio of properties is a reasonable proxy for value where resource estimates are limited.
To close the gap between our share price and underlying value, we are redoubling our efforts to communicate more effec- tively the value of our asset base and our proven operating performance. We are also pursuing an AMEX listing to expand our shareholder base.
“Despite a strong appreciation in our share price during 2002, our share price remains below our NAV estimate of $2.19 to $2.59 per share.”

05

Production record of 282,000 ounces of gold in 2002.
The Kemess mining and milling complex is located in the mountains of north-central British Columbia,430 kilometres northwest of Prince George. The complex consists of the Kemess South open-pit mine, a 50,000-tonne per day mill and various ancillary support facilities, including maintenance shops and housing for Kemess’ 390 full-time employees.
In 2002, Kemess produced 282,000 ounces of gold and 73 million pounds of copper.
MINING OPERATIONS
The Kemess South open pit has a conventional mine plan with 15-metre benches and 45-degree slope angles. Two electric cable shovels and a loader supply ore and waste to the fleet of 13 haulage trucks, which move ore to the primary crusher and waste rock to various storage pads. During 2002, mining activities focussed primarily on the eastern and northern sections of the ultimate pit where 43 million tonnes of ore and waste were mined at a stripping ratio of 1.58:1. In 2003, the mine plan calls for moving 50 million tonnes of ore and waste at an increased stripping ratio to 1.7:1.
MILLING OPERATIONS
Ore from the Kemess South pit is processed using conventional crushing,grinding and flotation techniques to produce gold-copper concentrate with minor by- product silver value. Based on a nominal production rate of 50,000 tonnes of ore per day or 18.25 million tonnes of ore per year, average annual metal produc- tion during the Kemess South mine life is forecast to be 290,000 ounces of gold and 75 million pounds of copper contained in 140,000 tonnes of concentrate.
Mill tailings are pumped through one of two parallel pipelines to the tailings impoundment facility located in the South Kemess Creek valley, seven kilometres from the mill. A zoned, earth-filled embank- ment dam constructed across the valley permanently contains the tailings. During 2002, a cycloning and depyritization plant was constructed at the dam. The plant removes clean, coarse sand from mill tailings to be used for construction of the dam itself. The plant is fully permitted and began manufacturing sand during the fourth quarter of 2002.
CONCENTRATE MARKETING
Kemess gold-copper concentrate is trucked in bulk, approximately 380 kilometres by road, to a dedicated transloading and storage facility at Mackenzie, British Columbia. From there, it is transferred into gondola rail- cars with fiberglass covers for delivery to Noranda Inc.’s Horne smelter in Rouyn-Noranda, Quebec.

06

     Kemess concentrate contains 20 – 25% copper and 50 – 150 grams per tonne (“gmt”) of gold. Since shipments began to Noranda in February 2002, Kemess concentrate inventories have dropped by an average of 40% and net realizations have improved dramatically compared to the previous marketing arrangements, which involved exporting concentrate to various Asian smelters.

SAFETY AND ENVIRONMENT

Employees continued throughout the year to embrace the objective of making Kemess South the safest mine in British Columbia. With a focus on the “Practical Loss Control Leadership Program” and the “Five Point Safety Program”, we succeeded in maintaining our status as one of the safest mines in the province.

     Training for the Joint Occupational Health and Safety Committee in the investigation and analysis of incidents that involve injury to personnel or damage to property, enhanced the overall effectiveness of the safety program.

     Kemess was the recipient of a citation for “Outstanding Reclamation Achievement” from the British Columbia Ministry of Energy & Mines and the Mining Association of British Columbia. Our progressive reclamation efforts have also contributed to maintaining excellent water quality in the region and to the continued success of our fishery enhancement programs.

LABOUR RELATIONS

Kemess signed a new three-year collective agreement with its hourly employees during 2002. The agreement clarified and simplified the terms of the previous agreement, which was negotiated in 1999 before Northgate acquired the mine.

     The new agreement will drive higher productivity in the pit through the implementation of “hot changes” and the introduction of a performance-based production bonus for hourly employees.

     Since the ratification of the agreement in June, turnover has dropped to its lowest level since the mine entered production and the working relationship between management and the union local has been excellent.

RESERVES

The mineral reserve estimates for the Kemess South mine are re-calculated annually by qualified, in-house technical staff. For this year’s calculation, additional time and effort was committed to optimize and redesign the open-pit plan that has formed the basis for our reserve calculations for the past three years. The purpose of this redesign was to increase the value that will ultimately be extracted from the reserve. The newly optimized open-pit mining plan reduces the amount of waste stripped during the mine life by 20 million tonnes, bringing the life of mine stripping ratio down from approximately 1.2:1 to 1.05:1. Reserve and resource estimates at the end of 2002 for Kemess South, Kemess North and the Nugget Zone are shown on the following page.

CONTINUOUS IMPROVEMENT

When Northgate acquired its interest in the Kemess South mine in early 2000, management put in place an ambitious turnaround plan to improve operating performance at the mine. A major part of this initiative involved assembling an experienced management team with the skills necessary to make not only the physical changes necessary to improve operating efficiencies, but to change the actual culture at the mine to one where every employee takes pride in their work and continuously looks for ways to further enhance productivity.

07

A culture based on empowerment, continuous improvement
Over the past two years, through the efforts of the management team and employees, the true potential of the mine has been unlocked through a combination of improved planning and production practices and small, targeted capital investments.The results can be clearly seen in the mine’s operating statistics for 2002,where records were set in mine productivity, mill throughput, gold and copper recoveries and, of course, gold and copper production.
The financial impact of the operating improve- ments made over the past two years is even more impressive:
Notes:
1. The preceding mineral reserve and resource estimates are prepared in accordance with the “CIM Standards On Mineral Resources and Mineral Reserves, Definitions and Guidelines” adopted by the CIM council on August 20, 2000, using classical and/or geostatistical methods, plus appropriate mining parameters and the following economic parameters: Exchange rate Cdn$/US$1.50; Gold price $325 per ounce; Copper price $0.95 per pound; Silver price $5 per ounce.
2. There are no known environmental, permitting, legal, taxation, political, or other relevant issues that would affect the estimates of the mineral reserves.
3. The mineral reserve estimates for Kemess South were prepared by Greg Tucker, Chief Mine Engineer, Kemess Mines Ltd. Mr. Tucker is a member of the Professional Engineers of Ontario and has 17 years of experience in mine planning and reserve estimation.
4. The mineral resource estimates for Kemess South, Kemess North and the Nugget Zone were prepared by Miles Gao, Senior Geologist, Kemess Mines Ltd. Mr. Gao is a member of the Association of Professional Geoscientists of Ontario and has over 16 years of experience in mineral resource estimation.
5. At December 31, 2002, Northgate Exploration Limited held a 95% equity interest in Kemess Mines Ltd., the company that holds the Kemess South mine and various exploration claims including those upon which the Kemess North and Nugget deposits are located. On February 14, 2003, Northgate increased its interest in Kemess Mines Ltd. to 100%.

08

and safety is firmly established at the Kemess operation.
> the recovered metal value from each tonne of Kemess South ore increased by $1.50 per tonne of ore through increased metal recoveries and improved concentrate quality;
> unit costs at the mine site dropped by 30% to $4.35 per tonne milled; and
> mill throughput increased 30% to 47,420 tonnes per day in 2002 producing over $14 million in additional annual cash flow.
With a culture of continuous improvement firmly established at Kemess, we will seek to identify new opportunities for improvement, as our knowledge of the ore body, the metallurgical process and our operating experience increase.
The chart below shows historic improvements in critical operating parameters and the potential financial impact of future initiatives.
During 2003, Kemess engineers will implement two projects to enhance the throughput and efficiency of the milling circuit.A trommel magnet will be installed on the ball mills to recover small pieces of broken steel,thereby enhancing the grinding efficiency and an expert computer system will be integrated into the mill control system to further optimize operations and performance.These two projects will require a total investment of $400,000 and are expected to have a payback period of less than six months.
Pilot plant work is also underway on a new flash flotation process that has the potential to increase gold recovery by up to 2% by removing gold at an earlier stage of the process before it is lost.If the pilot plant work is successful, a full-scale version could be installed in the Kemess mill by the end of 2003, generating substantial shareholder value over the remainder of the Kemess South mine life.
CONTINUOUS IMPROVEMENT STATISTICS Annual Cash Flow 2003 Unit Effects From a Unit 2000 2001 2002 Target Increase Increase ($ millions)
Gold recovery (%) 64 66 70 72 1% recovery 1.3 Copper recovery (%) 74 77 81 82 1% recovery 0.5 Mill throughput (tonnes/day) 38,600 42,100 47,420 50,000 500 tonnes per day 1.5 Hypogene concentrate copper grade (%) 20.5 21.5 23.2 24.0 1% grade increase 1.2

09

Continuous Improvement
CASE STUDY 1 – TAILINGS CYCLONE PLANT
The original technique for constructing the Kemess tailings impoundment facility called for non-acid generating waste rock from the open pit to be hauled almost seven kilometres and placed on the downstream side of the main dam to provide the needed structural support. Although this construction technique was sound, it was also very expensive in spite of cost reduc- tions that were achieved during 1999 and 2000. In mid-2001, Northgate challenged the technical staff at the Kemess South mine to think “outside the box” and develop a less expensive dam con- struction technique. The result was the concept of using a clean coarse fraction of the very mill tailings that were being impounded behind the dam to provide the needed weight on the down- stream side of the dam. This construction tech- nique eliminates the need to haul waste rock from the pit to the dam and will reduce the ulti- mate height of the dam by six metres.
Development of the initial concept, per- mitting and commissioning of the plant in October 2002 took less than 13 months. The tailings cycloning and depyritization plant was constructed at a cost of $4 million and will reduce the ongoing cost of dam construction by over $20 million during the remaining life of the Kemess South mine.
Tailings Cyclone Team (from left to right): Greg Rasmussen, Greg Tucker, John Hoffert, David Hendriks, Harold Bent and Jeremy Kinch.

Column Flotation Cells – Gold and copper being recovered from the two new column flotation cells.
Continuous Improvement
CASE STUDY 2 – COLUMN FLOTATION CELLS
As is the case with all large-scale open-pit mining operations, small improvements can provide significant returns. Such is the case with the two column flotation cells that were commissioned in the Kemess mill in May 2002. These cells were designed to substantially improve gold and copper recoveries while at the same time increase the copper grade of Kemess concentrate. Northgate’s engineers justified the $500,000 project based on increased gold and copper recoveries of 1.5%, which seems small until it is multiplied by the 2.5 million ounces of gold and 250,000 tonnes of copper that are currently in reserve at Kemess South. The design and installation of the cells was completed from start to finish in five months.Operating performance has exceeded our original expectations and average recoveries for gold and copper are now forecast to be 71.5% and 82.5%, respectively,over the Kemess South mine life in the absence of any further improvements. The installation of the column cells paid for itself within the first two months and will generate an additional $10 million in annual cash flow over the next six years at no additional cost.

Kemess North Project
Total resource of 6.6 million ounces of gold.
The Kemess North deposit is Northgate’s most important exploration and development project. Since 2000, approx- imately $4 million invested in exploration drilling has increased the resource at Kemess North by over 800%. The total resource now contains 6.6 million ounces of gold and 2.4 billion pounds of copper using a cut-off grade of 0.6 gmt gold equivalent. Of this total resource, 5.4 million ounces of gold and 2.0 billion pounds of copper is classified as an indicated resource and the balance as an inferred resource.
In order to advance the geologic understanding of the deposit to the point where a pre-feasibility study could be carried out, Northgate completed a 42-hole, 22,000-metre diamond drill program during 2002. Results of this drilling confirmed the continuity of the resource and further delineated the high-grade zone at the core of the deposit that was originally discovered in 2001. This high-grade zone assays greater than 1.0 gmt gold equiva- lent (similar to the Kemess South average grade) and hosts 3.0 million ounces of gold and 1.1 billion pounds of copper. Its broad dimensions are now estimated to be 700 metres by 400 metres with an average thickness of 250 metres.
Northgate began pre-feasibility work on the Kemess North project in December 2002 to evaluate the technical requirements and economics of developing
Kemess North into a mine after reserves at the Kemess South mine are depleted at the end of 2008. Subject to board approval, a more detailed feasibility study is scheduled to begin in the middle of 2003 and be completed by year end.
Based on preliminary resource modelling and various geotechnical and metallurgical studies, Northgate projects that the mining of Kemess North will increase the life of the Kemess operation by more than 10 years. The ore from Kemess North will be mined and delivered to the existing Kemess South concentrator for processing. A number of options to transfer the ore from Kemess North to Kemess South are being evaluated as part of the pre-feasibility study, including a conveyor through a five-kilometre tunnel. Due to the generally softer nature of Kemess North ore compared to the ore at Kemess South, it is expected that the concentrator throughput will be increased by approximately 50% to 75,000 tonnes per day with relatively minor capital investments. This higher throughput, combined with the potential to use the Kemess South pit for disposal of Kemess North tailings, will significantly reduce unit operating costs and sustaining capital relative to current figures at Kemess South.
Due to its proximity to the Kemess South mine, the capital cost of bringing the Kemess North deposit into

Aerial contour map showing the Kemess South pit (green) and the proposed Kemess North pit (orange)

production will be significantly less than for a greenfield project of similar size. Northgate presently estimates this cost to be $150 million, which will be further refined during 2003 as the pre-feasibility and subsequent feasibility studies are completed. One-half of this cost would be devoted to pre-stripping of overburden and waste rock prior to the commencement of milling of Kemess North ore. The remaining $75 million would be devoted to the construction of the necessary facilities at Kemess North, the ore transport system between Kemess North and Kemess South, the purchase of additional mobile mining equipment and the expansion of the concentrator.

     Development of Kemess North would potentially begin in 2006 with pre-stripping of the deposit. The waste-to-ore stripping ratio at Kemess South will decrease dramatically in 2006 allowing surplus mining equipment to be transferred to Kemess North. At the same time, the construction of the necessary additional infrastructure would begin. Milling of Kemess North ore would commence in 2009 upon the exhaustion of the Kemess South reserve and the subsequent relocation of the main primary crusher from Kemess South to Kemess North.

     The successful development of Kemess North will enable Northgate to extend the productive life of the world-class infrastructure located at Kemess South and add substantially to our low cost reserves.

2003 Exploration and Corporate Development Initiatives

Inferred resource of 1.1 million ounces of gold at the Nugget.

Our exploration and corporate development activities are focussed in three main areas:

- exploration of 65,000 acres of highly prospective mineral claims surrounding the Kemess South mine, with the goal of increasing reserves in the Kemess camp;
- exploration of the broader Toodoggone region of British Columbia, which has been under-explored over the past 20 years and has excellent geologic potential; and
- broader initiatives focussing on gold and gold/copper opportunities in North and South America.

NUGGET ZONE

In 2002, Northgate's geologists discovered an entirely new zone of gold-copper porphyry mineralization at the Nugget Zone located over one kilometre west of the Kemess North pit outline. Diamond drill holes in the Nugget Zone have returned intersections of gold-copper mineralization up to 159 metres thick over 300 metres of strike length. The most impressive intersection returned was 115 metres grading 0.455 gmt gold and 0.191% copper.

Structural similarities between mineralization in the Nugget Zone and the Kemess North deposit, in combination with the results of hole KN-02-55 drilled in a previously unexplored area of the central cirque, have led Kemess geologists to the conclusion that Kemess North, the Nugget Zone and the existing Kemess South mine are all part of one continuous porphyry system. This interpretation has opened up a wide variety of promising targets for Northgate's 2003 exploration program.

Exploration during 2003 will focus on the promising Nugget Zone, Kemess Centre and previously unexplored areas of the central and western cirques at Kemess North. Both the Nugget Zone and the Sovereign are located immediately to the south of the mountain range that separates Kemess North and Kemess South.

Northgate raised approximately $1 million through the issuance of flow-through common shares in December 2002, which will be used to fund 2003 exploration in British Columbia.

SUSTUT PROJECT

In 2002, Northgate agreed to participate in a strategic alliance with Doublestar Resources Ltd. and Procon Mining and Tunneling Ltd. to undertake a feasibility study on the development of the Sustut copper-silver deposit, located 65 kilometres south of the Kemess South mine. Based on drilling completed in 2002, the Sustut resource has been re-estimated at 7.9 million tonnes containing 1.69% copper and approximately six grams per tonne silver. It is envisioned that Sustut ore would be shipped to the Kemess mill for custom processing along with Kemess ore. The feasibility study is expected to be completed in the second quarter of 2003.

BRENDA PROPERTY

In 2002, Northgate entered into an option and joint venture agreement with Canasil Resources Inc. for exploration of the Brenda property located 25 kilometres northwest of the Kemess South mine. A total of four diamond drill holes were completed during the 2002 exploration season and a gold-bearing porphyry system was discovered with gold grades of 0.25 – 0.40 grams per tonne over intervals of 10 – 25 metres.

     The discovery of porphyry mineralization in a geologic setting, identical to that of Kemess North and Kemess South, greatly expands the potential for further discoveries in the same region. Northgate intends to continue exploration in the expanded Kemess camp during 2003, targeting the Nugget Zone, Kemess Centre, the Brenda property and several new anomalies identified during 2002 using airborne surveys of the Toodoggone region.

HYLAND GOLD PROPERTY

In early 2003, Northgate entered into an option agreement with StrataGold Corporation regarding the acquisition of an initial 51% interest in the Hyland gold property located in the Quartz Lake area in southeast Yukon. The Hyland property covers 40 square kilometres and has the potential to host a large sedimentary gold deposit similar to the multi-million ounce deposits in the Carlin District in Nevada and the Telfer deposit in Australia.
Satellite photo of the Kemess North region showing the classic orange-red colour indicative of potential mineralization.

KEMESS NORTH
NUGGET SHOWING
KEMESS EAST
KEMESS CENTRE

Management’s Discussion and Analysis

All dollar amounts are stated in United States dollars unless otherwise indicated.

OVERVIEW

Northgate Exploration Limited (“Northgate” or the “Corporation”) is a gold and copper mining company focussed on operations and opportunities in North and South America. Our principal assets are the Kemess South mine in north-central British Columbia, which produces 290,000 ounces of gold and 75 million pounds of copper per year and the adjacent Kemess North project, which is currently the subject of a feasibility study.

RESULTS OF OPERATIONS

For the year ended December 31, 2002, the Corporation recorded a consolidated net loss of $14,243,000 or $0.14 per share, after taking into account interest on capital securities and preferred share dividends, compared with a consolidated net loss of $9,912,000 or $0.58 per share in 2001. The per share data is based on a weighted average number of shares outstanding of 123,374,060 in 2002 and 30,251,156 in 2001.

Kemess South Mine

Production at the Kemess South mine totalled 282,300 ounces of gold and 72.9 million pounds of copper during 2002. This compares with 277,100 ounces of gold and 66.3 million pounds of copper in 2001.

     The following table provides a summary of operations during 2002 compared with 2001:

(100% production basis)	2002	2001

Tonnes milled (ore plus waste)	42,842,000	32,959,000
Tonnes milled (ore)	17,308,000	15,361,000
Tonnes milled per day (tpd)	47,420	42,100
Gold grade (gmt)	0.724	0.855
Copper grade (%)	0.236	0.251
Gold recovery (%)	70	66
Copper recovery (%)	81	77
Gold production (ounces)	282,300	277,100
Copper production (000’s lbs)	72,900	66,300
Cash cost ($/ounce)	204	209

Higher mill throughput and improved metal recoveries were achieved in 2002, as a result of improvements made to the milling circuit over the past two years and the installation of two column flotation cells in the flotation circuit, which have enhanced metal recoveries beyond original expectations. These improvements led to record production of both gold and copper during 2002.

     On June 17, 2002, members of the International Union of Operating Engineers – Local 115, representing approximately 300 employees at the Kemess Mine, voted to accept a new 3-year collective agreement. The previous agreement had expired on December 31, 2001.

     In 2003, the Kemess South mine is forecast to produce 294,000 ounces of gold and 77.5 million pounds of copper at a cash operating cost of approximately $196 per ounce, net of copper by-product credits calculated at a price of $0.75 per pound.

2002 Versus 2001

Revenue: Northgate’s total revenues for the year ended December 31, 2002 increased to $110,992,000, compared with $98,363,000 in 2001. The increased revenue in 2002 was the result of higher gold and copper production and a dramatic improvement in gold prices. The average metal prices received on sales in 2002, before hedging, were $310 per ounce for gold and $0.71 per pound for copper compared with $271 per ounce and $0.72 per pound in 2001.

     Operating expenses: Total operating costs in 2002 were $76,079,000, compared to $71,579,000 in 2001. The 6% increase in expenses was predominantly due to the 30% increase in tonnes mined and the 12% increase in tonnes milled between 2001 and 2002. Average cash costs, net of by-product credits, for 2002 were $204 per ounce, an improvement of $5 per ounce from 2001.

     Administrative and general expenses: Administrative and general expenses decreased to $1,670,000 in 2002 from $2,131,000 in 2001 as many of the one-time legal and other costs related to the acquisition and restructuring of the Kemess mine were not incurred in 2002.

     Depreciation and depletion: Depreciation and depletion expenses increased to $25,891,000 in 2002 from $24,152,000 in 2001 primarily as a result of the increase in the tonnes of ore mined from the Kemess South pit.

     Net interest expense: Net interest expense declined substantially in 2002 to $5,335,000 from $9,341,000 in 2001. The reduction in interest expense is attributable to a substantial reduction in the Corporation’s long-term debt as a result of the equity financing completed in June 2002 and a decline in short-term interest rates.

     Exploration: Exploration expenses during 2002 were $4,215,000 compared with $840,000 in 2001. Expenditures in 2002 were substantially higher as the result of an extensive drill program in the Kemess North region, partially funded by the issuance of flow-through common shares.

     Other: In connection with an equity financing that closed on June 28, 2002 and a subsequent reduction in long-term debt, the Corporation repurchased a significant portion of its gold hedge book at a cost of $9,839,000.

     During 2001, Northgate sold its subsidiary, Bretzin Mines Limited, through which it held a portfolio of South American exploration properties. The Corporation recorded a gain of $1,151,000 on the sale.

LIQUIDITY AND CAPITAL RESOURCES

2002 Versus 2001

At December 31, 2002, the Corporation had a working capital deficiency of $1,295,000 compared with a deficiency of $20,351,000 at December 31, 2001. The increase in working capital was the result of a reduction in short-term debt and accrued liabilities and an increase in cash that resulted from the completion of several financings during 2002. Cash balances at the end of 2002 amounted to $4,401,000 compared with $804,000 at the end of 2001.

     Cash flow from operations for the year, before changes in working capital, was $11,868,000 compared to $13,435,000 for the previous year. Cash flow from operations, before changes in working capital and prior to a one-time charge related to closing out a large portion of the Corporation’s gold hedging position, was $21,707,000 compared with $13,435,000 in 2001. The principal use of cash for the year was for additions to mineral property, plant and equipment, primarily the ongoing construction of the tailings impoundment facility.

     Based on planned production levels, estimated gold and copper prices and forecasted Cdn/US dollar exchange rates, it is anticipated that funds provided from operations will be sufficient to finance planned capital expenditures of $9,500,000 for the Kemess South mine in 2003 and pay interest and principal on debt as they become due.

     Outstanding indebtedness: The Corporation closed a six-year $100 million syndicated project loan in September 2001 to partially refinance the acquisition bridge financing that was used to acquire an interest in the Kemess South mine in February 2000. During 2002, the Corporation made scheduled repayments of $11,000,000 and repaid an additional $24,500,000 using proceeds from a common equity issue in June. The Corporation also repaid $14,162,000 in other long-term debt and $5,886,000 in short-term debt during the year using proceeds from two equity issues and cash generated from operations. At December 31, 2002, the Corporation had $64,500,000 remaining on its project loan, of which $9,000,000 is scheduled for repayment in 2003.

     At December 31, 2001, the Corporation’s capital securities, including accrued interest, totalled $87,219,000. As the Corporation retained the right to repay principal and interest on these capital securities in the form of common shares, they were classified as equity on the balance sheet. During 2002, the Corporation repaid the capital securities, including accrued interest, in cash that was raised through equity financings.

     Shareholders’ equity/deficiency: Shareholders’ equity was $129,339,000 at December 31, 2002 compared with a deficiency of $19,168,000 at December 31, 2001. The increase was attributable to the issuance of 161,022,459 common shares and 38,182,338 common share purchase warrants during the year.

     The Corporation’s capital stock consists of an unlimited number of Class A and Class B preference shares, of which none are issued, and an unlimited number of common shares, of which 191,273,615 were issued and outstanding at December 31, 2002.

     In March 2002, the Corporation closed a Cdn$140 million financing transaction announced in December 2001 by issuing 35,714,270 common shares, 17,857,135 warrants, 3,865,429 flow-through common shares and 3,600,000 preferred shares. Proceeds from the transaction were used to repay the outstanding capital securities and accrued interest and fund qualified exploration expenditures in 2002. The financing consisted of: a Cdn$20 million unit offering of common shares and share purchase warrants; a Cdn$5.4 million offering of flow-through common shares; a Cdn$25 million rights unit offering of common shares and share purchase warrants; and a Cdn$90 million private placement of 8% convertible preferred shares.

     In June 2002, the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,610 common shares and 20,325,203 share purchase warrants. Proceeds from the financing were used to repay short and long-term debts and interest, repurchase $9,839,000 of the gold hedge book and for general corporate purposes.

ENVIRONMENTAL MANAGEMENT

Northgate is committed to maintaining effective management systems with respect to environmental issues at the Kemess South mine.

     With respect to future site reclamation and closure costs, the Corporation regularly updates its estimates of future expenditures. At December 31, 2002, management’s estimate of future reclamation and site closure costs was $12.1 million (Cdn$18.8 million). This estimate was based on available information, including preliminary closure plans, alternatives and applicable regulations. At December 31, 2002, the Corporation had provided for a future liability of $10.3 million and will continue to accrue for closure costs over the remaining mine life. The Corporation has posted a Cdn$12 million bond, held in trust by the Government of British Columbia, against these future environmental obligations and amended its reclamation permit during 2002 to increase the amount of the bond to Cdn$18.8 million by the end of the Kemess South mine life in 2009.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

At December 31, 2002, in order to protect against the impact of declining gold prices, the Corporation had commitments to deliver a total of 413,700 ounces of gold, of which 350,000 ounces related to commitments under the terms of the Corporation’s project loan facility (unrealized loss of $14,262,000) and the remaining 63,700 ounces were hedged to fix the price of gold contained in accounts receivable and inventory at December 31, 2002. At December 31, 2002, Kemess Mines Ltd. had entered into foreign exchange contracts to sell $31,000,000 in 2003 at an average exchange rate of 1.5858.

     The Corporation had the following additional contractual obligations and commitments on December 31, 2002.

($ millions)	1 Year	2-3 Years	4-5 Years	6 Years+

Project Loan Repayments	9.0	33.0	22.5	—
Leases	3.1	6.4	4.1	1.8
Mineral Property Option Agreements	0.4	—	—	—

RISK FACTORS

Northgate’s future revenues are dependent on the prices for gold, copper and silver on world markets and the level of treatment and refining charges that custom smelters charge for processing concentrate. These prices and charges can vary significantly from year-to-year and affect the Corporation’s revenue and earnings. Operating costs at Northgate’s Kemess South mine site are largely denominated in Canadian dollars and, as a result, the Corporation’s US dollar earnings will be directly affected by fluctuations in the Cdn/US dollar exchange rate to the extent that these costs are not hedged with foreign currency instruments. Northgate will continue to have leverage in its capital structure in order to enhance shareholder returns. Changes in interest rates, to the extent they are not fixed, will, therefore, have an effect on earnings.

     Although the Corporation has carefully prepared its mineral reserve and resource figures and believes that the methods of estimating mineral reserves and resources are sound, such figures are estimates and no assurance can be given that the indicated recoveries of gold and copper from the reserves will be realized over the mine life.

     The business of mining is generally subject to a number of risks and hazards, including operational accidents, labour disputes, unusual or unexpected geological conditions and other environmental phenomena, including weather. Northgate maintains insurance against risks that are typical in the mining industry, but such insurance may not provide adequate coverage under all circumstances.

     The Corporation is subject to various legal claims, judgements, potential claims and complaints including unexpected environmental remediation costs in excess of current reserves, arising out of the normal course of business. While the Corporation believes that unfavourable decisions in any pending procedures or the threat of procedures related to any future assessment or any amount it might be required to pay will not have a material adverse affect on the Corporation’s financial condition, there is a risk that if such decisions are determined adversely to the Corporation, they could have a material adverse effect on the Corporation’s profitability.

     The Corporation’s mining operations and exploration activities are subject to extensive Canadian federal and provincial regulations. The Corporation believes that it is in substantial compliance with all current laws and regulations. However, since these laws and regulations are subject to constant change, there can be no guarantee that future changes will not have a material adverse effect on the Corporation by reducing levels of production, or delaying or preventing the development of new mining properties.

SENSITIVITIES

The following table shows the approximate impact on the Corporation’s 2003 earnings and cash flow of variations in prices, exchange rates and interest rates, based on the projected production at the Kemess South mine if the change was to remain in effect for the full year:

		Earnings and
		Cash Flow Impact
Factor	Change	($ millions)

Gold	$10/ounce	2.7
Copper	$0.01/pound	0.64
Interest rates (Libor)	1.0%	0.45
US/Cdn exchange rate	$0.01	1.2

Note: The figures in the chart above exclude the impact of the financial instruments disclosed in Note 16 of the Notes to Consolidated Financial Statements.

CRITICAL ACCOUNTING POLICIES

The Corporation’s accounting policies are described in Note 2 to the consolidated financial statements. These consolidated financial statements are prepared in conformity with Canadian GAAP, which require the Corporation to make various judgements with respect to certain estimates and assumptions. The following policies are considered by management to be most critical in understanding the judgements that are involved in the preparation of the Corporation’s financial statements and the uncertainties inherent within them.

Revenue Recognition

Revenue is recognized upon production of concentrate. Sales of gold and copper concentrates are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement.

Reclamation

On an annual basis, the Corporation updates its estimates of the cost for site closure and mine reclamation based on the best available information and current regulatory requirements. Reclamation costs are then accrued on a unit-of-production basis over the remaining mine life.

Mineral Property Costs

The Corporation records mineral property acquisition and mine development costs at cost and depreciates and depletes these costs on a unit-of-production basis. If reserve estimates or future metal prices differ substantially from the Corporation’s current estimates, it may become necessary to write down the value of the Corporation’s assets or increase future depreciation and depletion expenses, both of which would reduce net earnings in future years.

RELATED PARTY TRANSACTIONS

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms (see Note 15). The most significant of these transactions are as follows:

>	the sale of concentrate to Noranda Inc. under a three year agreement that ends on December 31, 2004;

>	a 1.62% payable metal royalty to Brascan Financial Corporation on production from the Kemess South mine; and

>	the payments of interest and principal on various bridge loans that were used to finance the acquisition of the Kemess South mine.

OUTLOOK

The operational improvements achieved in 2002 are generating significant cash flow for the Corporation and the Kemess South mine is now expected to perform consistently for the balance of the mine life, producing an average of 290,000 ounces of gold and 75 million pounds of copper annually. Further operating improvements will be implemented at Kemess South in 2003 and exploration will continue within the Kemess camp to further expand the resource base while the Corporation proceeds with the feasibility study on Kemess North.

Consolidated Financial Statements

MANAGEMENT’S RESPONSIBILITY

The accompanying consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles and where appropriate, reflect management’s best estimates and judgement. The financial information presented elsewhere in the annual report is consistent with that in the consolidated financial statements.

     The Corporation maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that the financial information is relevant and reliable and that the Corporation’s assets are appropriately accounted for and adequately safeguarded.

     The Board of Directors of the Corporation is responsible for ensuring that management fulfills its responsibilities for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements and the accompanying management’s discussion and analysis. The Board carries out this responsibility principally through its Audit Committee.

     The Audit Committee is appointed by the Board and the majority of its members are not affiliated with the Corporation, nor are they involved in the daily operations of the Corporation. The Audit Committee meets periodically with management and the external auditors to discuss internal controls, auditing matters and financial reporting issues, and to satisfy itself that the responsibilities of each party have been properly discharged. The Audit Committee also reviews the consolidated financial statements, management’s discussion and analysis and the external auditors’ report. Fees and expenses for audit services are reviewed and the engagement or reappointment of the external auditors is also considered. The Audit Committee reports its findings to the Board and recommends approval of the consolidated financial statements for issuance to the shareholders.

Kenneth G. Stowe President and Chief Executive Officer	Jon A. Douglas Senior Vice-President and Chief Financial Officer

February 28, 2003

AUDITORS’ REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Northgate Exploration Limited as at December 31, 2002 and 2001 and the consolidated statements of operations, retained earnings (deficit) and cash flows for the years then ended. These financial statements are the responsibility of the Corporation’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

     In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Corporation as at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Chartered Accountants Vancouver, Canada February 28, 2003

Consolidated Balance Sheets

As at December 31, 2002 and 2001
(expressed in thousands of US dollars)	Note	2002	2001

ASSETS
Current assets
Cash and cash equivalents		$4,401	$804
Concentrate settlements and other receivables		13,982	11,738
Inventories	4	7,652	8,041

		26,035	20,583
Other assets	5	11,215	10,329
Mineral property, plant and equipment	6	198,481	205,271

		$235,731	$236,183

LIABILITIES AND TOTAL SHAREHOLDERS’ EQUITY
Current liabilities
Accounts payable and accrued liabilities		$15,655	$21,389
Short-term debts	7	—	5,886
Current portion of capital lease obligations	8	2,675	2,659
Current portion of long-term debt	9	9,000	11,000

		27,330	40,934
Capital lease obligations	8	9,871	5,064
Long-term debt	9	55,500	103,162
Provision for site closure and reclamation	10	10,298	10,048

		102,999	159,208

Non-controlling interest	3	3,393	8,924
Shareholders’ equity (deficiency) and capital securities
Capital securities	11	—	87,219
Shareholders’ equity (deficiency)	12	129,339	(19,168)

		129,339	68,051

		$235,731	$236,183

Subsequent events (Notes 3 and 18)
The accompanying notes form an integral part of these financial statements.

Approved by the Board

“Signed”	“Signed”

Terry A. Lyons, Director	Patrick D. Downey, Director

Consolidated Statements of Operations

Years ended December 31, 2002 and 2001
(expressed in thousands of US dollars except per share amounts)	Note		2002	2001

Revenue			$110,992	$98,363

Operating costs			76,079	71,579
Administrative and general			1,670	2,131

			77,749	73,710

Earnings before interest, taxes, depreciation and depletion and other			33,243	24,653
Other:
Depreciation and depletion			25,891	24,152
Net interest			5,335	9,341
Exploration			4,215	840
Currency translation losses			1,129	163
Mining and capital taxes			1,318	1,340
Non-controlling interest			(531)	(120)

			37,357	35,716

Earnings (loss) before the following items:			(4,114)	(11,063)
Loss on settlement of gold forward sales contracts	16	(A)	(9,839)	—
Other income (expense)	5	(B)	(290)	1,151

Earnings (loss) for the year			$(14,243)	$(9,912)

Earnings (loss) per share – basic and diluted			$(0.14)	$(0.58)

Weighted average shares outstanding:
Basic			123,374,060	30,251,156
Diluted			124,363,830	144,192,323

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Retained Earnings (Deficit)

Years ended December 31, 2002 and 2001
(expressed in thousands of US dollars)	Note	2002	2001

Retained earnings (deficit) at beginning of year		$(31,640)	$(14,230)
Earnings (loss) for the year		(14,243)	(9,912)
Dividends on preferred shares	12(A)(ii)	(1,166)	—
Interest on capital securities	11	(1,437)	(7,498)

Retained earnings (deficit) at end of year		$(48,486)	$(31,640)

The accompanying notes form an integral part of these financial statements.

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001 (expressed in thousands of US Dollars)	Note	2002	2001

CASH PROVIDED BY (USED IN)
Operations
Earnings (loss) for the year		$(14,243)	$(9,912)
Non-cash items:
Depreciation and depletion		25,891	24,152
Non-controlling interest		(531)	(120)
Unrealized currency translation losses		253	163
Accrual for site closure and reclamation		167	—
Amortization of deferred financing charges		503	303
(Gains) losses on disposal of subsidiary		—	(1,151)
Other losses (gains)		(172)	—

		11,868	13,435
Changes in non-cash operating working capital:
Concentrate settlements and other receivables		(2,531)	(3,356)
Inventories		172	3,973
Accounts payable and accrued liabilities		(5,058)	(6,797)

		4,451	7,255

Investments
Proceeds received from investments		—	4,621
Additions to other assets		(1,559)	(2,405)
Additions to mineral property, plant and equipment		(19,101)	(15,156)

		(20,660)	(12,940)

Financing
Repayment of capital lease obligations		(3,177)	(2,635)
Capital lease financing		8,000	—
Repayment of debt		(83,282)	(12,687)
Issuance of debt		27,734	14,719
Issuance of preferred shares		56,475	—
Dividends on preferred shares		(1,166)	—
Reduction of non-controlling interest		(5,000)	—
Issuance of common shares and warrants		108,878	—
Draw (repayment) of capital securities		(88,656)	4,682

		19,806	4,079

Increase (decrease) in cash and cash equivalents		3,597	(1,606)
Cash and cash equivalents at beginning of year		804	2,410

Cash and cash equivalents at end of year		$4,401	$804

Supplementary information:
Cash paid during the year for:
Interest on capital securities		$14,860	$—
Other interest		$18,588	$6,137
Income taxes		$—	$—
Non cash financing activities:
Issuance of common shares on redemption of preferred shares		$56,475	$—

The accompanying notes form an integral part of these financial statements

Notes to Consolidated Financial Statements

Years ended December 31, 2002 and 2001 (amounts in tables expressed in thousands of US Dollars, except per share amounts)

NOTE 1 Nature of Operations

Northgate Exploration Limited (the “Corporation”) is engaged in gold and copper mining and related activities including exploration, development and processing. Its principal assets, being its 95% interest in the Kemess South mine and the Kemess North Project, were acquired on December 31, 2000 (Note 3).

NOTE 2 Significant Accounting Policies

A. Basis of Presentation

These financial statements have been prepared in accordance with accounting principles and practices that are generally accepted in Canada. The consolidated financial statements include the accounts of the Corporation and its subsidiary companies. All material inter-company balances and transactions have been eliminated.

B. Cash and Cash Equivalents

Cash and cash equivalents are highly liquid investments, such as term deposits with major financial institutions, having a maturity of three months or less at acquisition that are readily convertible to contracted amounts of cash.

C. Inventories

Concentrates and metal inventory is valued at net realizable value. Supplies inventory is stated at the lower of cost, using the average cost method, or replacement cost.

D. Mineral Property, Plant and Equipment

Plant and equipment is stated at cost less accumulated depreciation. Depreciation is provided using the straight-line method over the estimated useful life of the related assets. Estimated useful lives for mining equipment and major asset categories range from three to seven years. Replacements and major improvements are capitalized.

     Mineral property acquisition and mine development costs are deferred on a property-by-property basis and amortized by the unit-of-production method based on estimated recoverable reserves. If it is determined that the deferred costs relating to a property are not recoverable over its productive life, the unrecoverable portion is charged to operations in the period such determination is made.

     Milling assets are recorded at cost and amortized by the unit-of-production method based on estimated recoverable reserves expected to be processed through the mill.

     Expenditures incurred on non-producing properties identified as having development potential, as evidenced by a positive economic analysis of the project, are deferred on a project basis. If a project is abandoned or it is determined that the deferred costs may not be recoverable based on current economics or permitting considerations, the accumulated project costs are charged to operations in the period in which the determination is made. Exploration expenditures on properties not sufficiently advanced to identify their development potential are expensed as incurred.

E. Site Closure and Reclamation Costs

Minimum standards for site closure and mine reclamation have been established by various governmental agencies that affect certain operations of the Corporation. A reserve for future site closure and mine reclamation costs has been established based upon the estimated costs to comply with existing reclamation standards. Site closure and mine reclamation costs for operating properties are accrued using the unit-of-production method. The effect of increases or decreases in estimated future costs resulting from amendments to reclamation standards by the regulatory authorities, changes to the extent of remediation required, experience gathered by the Corporation and others on similar properties, or other factors, are reflected in earnings from properties currently in production, prospectively, commencing in the period the estimate is revised.

F. Revenue Recognition

Revenue is recognized upon production of concentrate. Sales of gold and copper concentrates are based on specific sales agreements and may be subject to adjustment upon final settlement of shipment weights, assays and metal prices. Such adjustments to revenue are recorded in the period of final settlement. Gains and losses on derivative financial instruments used to hedge metal price or foreign exchange risk are recognized in revenue and operating costs when realized.

G. Reporting Currency and Foreign Currency Translation

The Corporation’s primary currency of measurement and display is the United States dollar. Monetary assets and liabilities denominated in other than United States dollars are translated at the exchange rate in effect at the balance sheet date with gains or losses included in earnings. Non-monetary assets and liabilities and revenues and expenses denominated in other than United States dollars are translated at rates of exchange in effect during the period.

     Effective January 1, 2002, the Corporation adopted the Canadian Institute of Chartered Accountants’ (the “CICA”) new standards for the translation of foreign currencies. These bring Canadian practice into alignment with most other industrialized nations. Under the new rules, gains and losses on non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar are no longer deferred and amortized over the life of the items but charged directly to earnings as they occur. The change has been applied retroactively, although because the Corporation has no significant non-current, monetary items with a fixed and ascertainable life denominated in currencies other than the United States dollar, there was no impact of this change on the prior period financial statements.

H. Stock-based Compensation

Effective January 1, 2002, the Corporation adopted the CICA’s new handbook section 3870, Stock-Based Compensation and Other Stock-Based Payments. Under the new standard, stock-based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or are stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after January 1, 2002, are accounted for using the fair-value based method. No compensation costs are required to be recorded for all other stock-based employee compensation awards. Consideration paid by employees on the exercise of stock options is recorded as share capital and contributed surplus. The Corporation discloses the pro forma effect of accounting for these awards under the fair-value based method. The adoption of this new standard has resulted in no changes to amounts previously reported.

     Prior to adoption of the new recommendations, no compensation expense was recorded for the Corporation’s stock-based plans when the options or incentives are granted. Any consideration paid by employees or directors on exercise of stock options was credited to share capital.

I. Future Income Taxes

The Corporation utilizes the asset and liability method of accounting for income taxes under the provisions of Section 3465 of the CICA Handbook, Income Taxes (“Section 3465”). Under the asset and liability method of Section 3465, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences) and loss carry-forwards. Future income tax assets and liabilities are measured using the tax rates expected to be in effect when the temporary differences are likely to reverse. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount of the benefit that is more likely than not to be realized.

J. Estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of mineral reserves, receivables from sales of concentrate and values of concentrate in inventory and in transit, site closure and reclamation obligations, impairment of assets, useful lives for depreciation and depletion, and valuation allowances for future income tax assets. Actual results could differ from those estimates.

K. Earnings (Loss) Per Share

Basic earnings (loss) per share is computed by dividing earnings available to common shareholders by the weighted average number of common shares outstanding during the period. Earnings available to common shareholders equal net earnings (loss) adjusted for charges against retained earnings (deficit) for certain preferential items. The computation of diluted earnings per share requires the use of the treasury stock method, which assumes that the exercise of certain stock options and warrants and the conversion of certain convertible securities will have a dilutive effect on earnings per share. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of stock options and warrants is applied to repurchase common shares at the average market price for the period, and the dilutive effect of convertible securities is computed using the “if converted” method. Under the “if converted” method, convertible securities are assumed to be converted at the beginning of the period and the resulting potential common shares are included in the outstanding common shares at the end of the period. When there is a loss for a period, the potential shares to be issued are not included in the computation of diluted earnings per share, as the results would be anti-dilutive.

L. Comparative Figures

Certain of the prior years’ comparative figures have been reclassified to conform with the presentation adopted for the current year.

NOTE 3 Acquisition of Kemess Mines Ltd.

On February 11, 2000, the Corporation acquired for $187,530,000 a Convertible Royalty Interest (the “Kemess Convertible Royalty”) equal to 95% of the net cash flow of the Kemess South mine. On December 31, 2000, this royalty interest was exchanged for a 95% equity interest in Kemess Mines Ltd. The remaining 5% interest in Kemess Mines Ltd. is owned by Royal Oak Ventures Inc. A summary of the net assets acquired at assigned values is as follows:

Working capital	$7,931
Mineral property, plant and equipment	214,267

222,198

Short-term debts	7,666
Capital lease obligations	7,456
Site closure and reclamation obligations	10,502
Non-controlling interest in acquired net assets	9,044

34,668

Purchase price of net assets acquired	$187,530

During 2002, the Corporation reduced the capital of its subsidiary, Kemess Mines Ltd., and paid $5,000,000 to Royal Oak Ventures Inc. in connection with such capital reduction.

     Subsequent to December 31, 2002, the Corporation issued 7,186,000 common shares to acquire the 5% interest in Kemess Mines Ltd. held by Royal Oak Ventures Inc.

NOTE 4 Inventories

	2002	2001

Concentrates and metal inventory	$2,727	$2,604
Supplies	4,925	5,437

	$7,652	$8,041

NOTE 5 Other Assets

	2002	2001

Restricted cash (A)	$7,597	$7,535
Deferred financing and lease charges	3,618	2,762
Other	—	32

	$11,215	$10,329

A.     Restricted Cash

A subsidiary of the Corporation has pledged Cdn$12,000,000 at December 31, 2002 (Cdn$12,000,000 at December 31, 2001) in cash and short-term deposits relating to site closure and reclamation obligations at the Kemess South mine (Note 10).

B. Sale of Subsidiary

During 1998, a subsidiary of the Corporation entered into a promissory note agreement in the amount of $5,500,000 to finance the acquisition of a portfolio of mineral and exploration companies with properties located principally in South America, with the purchase price allocated to cash and notes receivable. During 2001, the Corporation sold the subsidiary that held the notes receivable and the promissory note payable to a significant shareholder, and recorded a gain on sale of $1,151,000.

NOTE 6 Mineral Property, Plant and Equipment

		Accumulated
		Depreciation	Net Book
2002	Cost	& Depletion	Value

Mineral property	$15,702	$—	$15,702
Plant and equipment	232,822	50,043	182,779

	$248,524	$50,043	$198,481

		Accumulated
		Depreciation	Net Book
2001	Cost	& Depletion	Value

Mineral property	$15,702	$—	$15,702
Plant and equipment	213,721	24,152	189,569

	$229,423	$24,152	$205,271

The Corporation’s interest in the Kemess South mine is subject to a 1.62% royalty on the value of payable metals produced, payable to Brascan Financial Corporation (“Brascan”), a related party.

NOTE 7 Short-Term Debts

	2002	2001

Loan facility (A)	$—	$2,118
Working capital facility (B)	—	3,768

	$—	$5,886

A. Loan Facility

The Corporation entered into a loan agreement with an affiliate of Brascan for up to $4,000,000 in order to finance certain advances receivable. This loan facility carried an interest rate of the 30-day London interbank offered rate (“LIBOR”) plus 2.5% per annum and was repaid in April 2002.

B. Working Capital Facility

On September 13, 2001, Kemess Mines Ltd. secured a $10,000,000 revolving working capital facility from a major Canadian chartered bank (Note 9(B)).

NOTE 8 Lease Obligations

	2002	2001

Capital lease obligations	$12,546	$7,723
Less: current portion	(2,675)	(2,659)

	$9,871	$5,064

Kemess Mines Ltd. has obligations under capital leases for mobile mining equipment with remaining terms ranging from one to five years. At December 31, 2001, approximately $1,398,000 of the capital lease obligations were payable to an affiliate of Brascan pursuant to capital leases which were transacted under normal business terms. This amount was repaid in full during 2002.

     Future capital lease payments and future minimum lease payments under non-cancellable leases with initial or remaining lease terms in excess of one year as of December 31, 2002, are as follows:

2003	$2,675
2004	2,813
2005	2,747
2006	1,644
2007	1,654
2008	1,013

The Corporation also leases equipment under a long-term operating lease that expires August 31, 2009. The annual payment for this lease is $410,000 and the aggregate lease payable to the expiry date is $2,768,000.

NOTE 9 Long-Term Debt

	2002	2001

Senior acquisition bridge facility (A)	$—	$14,162
Project loan (B)	64,500	100,000

	64,500	114,162
Less: current portion	(9,000)	(11,000)

	$55,500	$103,162

A. Senior Acquisition Bridge Facility

On February 11, 2000, the Corporation established a non-revolving term facility (the “Bridge Facility”) in the principal amount of $95,000,000 in order to acquire the Kemess Convertible Royalty described in Note 3. During 2001 and 2002, the Bridge Facility carried an interest rate of LIBOR plus 2.5% per annum. The $95,000,000 principal outstanding under the Bridge Facility was repaid in September 2001 and the due date for the payment of the balance outstanding on the Bridge Facility was extended to February 10, 2003. The outstanding balance was repaid on June 28, 2002.

B. Project Loan

On September 13, 2001, Kemess Mines Ltd. closed a $100,000,000 syndicated credit facility. This facility and the working capital facility (Note 7(B)) currently bear interest at LIBOR plus 1% and are secured by a fixed and floating charge over all of the assets of the Kemess South mine and is fully guaranteed by Brascan until the mine passes its completion test. In consideration for providing this guarantee, Kemess Mines Ltd. pays Brascan a fee of 1% per annum. Under this project loan and once the mine passes its completion test, Kemess Mines Ltd. agrees to maintain certain forward sales commitments over the term of the loan (Note 16). Interest is payable quarterly and principal is repayable quarterly with total annual payments as follows:

2003	$9,000
2004	12,000
2005	21,000
2006	22,500

$64,500

NOTE 10 Site Closure & Reclamation Obligations

Minimum standards for mine reclamation have been established by federal and provincial governmental agencies. Under current regulations, Kemess Mines Ltd. is required to meet performance standards to minimize environmental impacts from operations and to perform site restoration and other closure activities.

     Provisions for site closure and reclamation costs are based on known requirements. The exact nature of environmental control concerns, if any, that may be encountered in the future cannot be predicted with certainty, because environmental requirements currently established by government agencies may change.

     At December 31, 2002, Kemess Mines Ltd. had a security bond of Cdn$12,000,000 posted in connection with its reclamation permit for the Kemess South mine (Note 5(A)). During 2002, Kemess Mines Ltd. and the Government of British Columbia amended this reclamation permit such that Kemess Mines Ltd. agreed to provide additional security installments of Cdn$1,000,000 on December 31 of each year from 2003 to 2008, with a final amount of $800,000 on December 31, 2009.

NOTE 11 Capital Securities

	2002	2001

Subordinated Acquisition Bridge Facility (A)	$—	$61,598
Secured Debt (B)	—	25,621

	$—	$87,219

A. Subordinated Acquisition Bridge Facility

On February 11, 2000, the Corporation established an additional non-revolving term facility (the “Acquisition Facility”), which ranked second in priority to the Bridge Facility (Note 9(A)), in order to acquire the Kemess Convertible Royalty (Note 3). During 2001 and 2002, the Acquisition Facility carried an interest rate of LIBOR plus 6.0%. On February 10, 2001, the Acquisition Facility was extended to December 31, 2001 with similar interest rate terms. On December 28, 2001, the Acquisition Facility was further extended to June 30, 2002 with similar interest rate terms. The Corporation had the option to settle interest payments in either cash or common shares and had the option to settle the principal at maturity in common shares of the Corporation. The facility was repaid in cash on March 28, 2002.

B. Secured Debt

During 2001 and 2002, the secured debt carried an interest rate of the 30-day LIBOR plus 2.5%. From January 1, 2001 through June 30, 2002, the Corporation had the option to repay both principal and interest in common shares of the Corporation at maturity. The facility was repaid in cash on March 28, 2002.

     Distributions on these securities, net of related income taxes, are not included in the computation of earnings (loss) for the year but are included in the computation of earnings (loss) per share.

NOTE 12 Shareholders’ Equity (Deficiency)

	2002	2001

Common shares (A(iii))	$169,212	$12,472
Warrants (A(iii))	8,613	—
Retained earnings (deficit)	(48,486)	(31,640)

	$129,339	$(19,168)

A. Share Capital

(i)	Authorized

An unlimited number of Class A and Class B preference shares and an unlimited number of common shares.

(ii)	Preferred shares:

	No. of Shares	Amount

Class A Series 1:
Balance, December 31, 2000 and 2001	—	$—
Issued for cash at Cdn$25 per share	1,800,000	28,238
Converted to common shares at Cdn$1.51 per share	(1,800,000)	(28,238)

Balance, December 31, 2002	—	—

Class A Series 2:
Balance, December 31, 2000 and 2001	—	—
Issued for cash at Cdn$25 per share	1,800,000	28,237
Converted to common shares at Cdn$1.51 per share	(1,800,000)	(28,237)

Balance, December 31, 2002	—	—

Total preferred shares, December 31, 2002	—	$—

On March 28, 2002, the Corporation issued a total of 3.6 million 8% convertible preferred shares to an affiliate of Brascan. On June 25, 2002, these preferred shares were converted into common shares at Cdn$1.51 per share.

(iii) Common shares:

	No. of Shares	Amount

Balance, December 31, 2000 and 2001	30,251,156	$12,472
Issued during the year:
On exercise of previously issued unit special warrants	15,873,000	12,552
On exercise of previously issued flow-through special warrants	3,865,429	3,396
On exercise of rights at Cdn$1.26 per share	19,841,270	15,690
Pursuant to a prospectus offering	60,975,610	73,511
On conversion of convertible preferred shares (A)(ii)	59,602,650	56,475
Private placement of flow-through common shares	722,500	932
On exercise of options (B)	144,000	85
Other	(2,000)	(2)
Share issuance costs	—	(5,899)

Balance, December 31, 2002	191,273,615	$169,212

On December 28, 2001, the Corporation issued 15,873,000 unit special warrants at Cdn$1.26 per unit special warrant and 3,865,429 flow-through special warrants at Cdn$1.40 per flow-through special warrant. Each unit special warrant was exercisable into a unit consisting of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire a common share at an exercise price of Cdn$3.00 per share until December 28, 2006. Each flow-through special warrant was exercisable into a flow-through common share. An affiliate of Brascan participated in this financing as an underwriter. On February 18, 2002, the Corporation received clearance from the Canadian regulatory authorities to file materials for a final prospectus, which qualified for distribution the common shares, common share purchase warrants and flow-through common shares to be issued on exercise of the unit special warrants and flow-through special warrants. On the same date, the Corporation also received clearance to file materials for a final rights offering prospectus which qualified for distribution the common shares and common share purchase warrants to be issued on the exercise of 19,841,270 units at Cdn.$1.26 per unit previously issued to existing shareholders. Each unit consisted of one common share and one-half of one common share purchase warrant, with each whole common share purchase warrant entitling the holder to acquire one common share at Cdn$3.00 per share to December 28, 2006. In March 2002, the Corporation issued the 35,714,270 common shares and half-warrants and 3,865,429 flow-through common shares on exercise of the units described above.

     At December 31, 2001, the net proceeds from the issuance of the unit special warrants and flow-through special warrants were being held in escrow and were released to the Corporation in 2002 upon completion of the escrow release conditions, which included receiving clearance of Canadian regulatory authorities, completing the rights offering and obtaining approval of the Corporation’s shareholders. As a result of a portion of the escrow release conditions being outside the control of the Corporation, the Corporation reduced the Cdn$25,400,000 value of the special warrants issued by the related commissions, offering costs and funds held in escrow, at December 31, 2001.

     On June 25, 2002, the Corporation closed a Cdn$125 million equity financing in which it issued 60,975,610 common shares at Cdn$1.835 per share. The Corporation also issued 20,325,203 share purchase warrants exercisable at Cdn$3.00 per share until December 31, 2006 as part of this financing. The warrants were assigned a value of Cdn$0.645 per warrant based on the trading price of the previously issued warrants on the day the transaction was announced.

     On December 23, 2002, the Corporation issued 722,500 flow-through common shares at Cdn$2.00 per share by way of a private placement.

B. Employee Stock Option Plan

The continuity of options granted and outstanding under the Northgate Stock Option Plan (the “Plan”) are as follows:

	2002		2001

		Average			Average
		Exercise			Exercise
		Price			Price
	Number	(Cdn$)	Number		(Cdn$)

Balance, beginning of year	978,000	$0.87	800,000		$0.91
Granted	190,000	1.45	240,000		0.76
Exercised	(144,000)	0.91	(30,000	)(1)	0.90
Cancelled	(33,000)	0.90	(32,000)		0.90

Balance, end of year	991,000	$0.98	978,000		$0.87

Exercisable	452,000	$0.93	418,000		$0.90

(1)	During 2001, the Corporation paid Cdn$11,000 to employees who exercised a total of 30,000 of their stock options, in lieu of issuing the 30,000 common shares.

Details of the options outstanding as at December 31, 2002 are as follows:

Exercise Price	Expiry Date	Outstanding	Exercisable

Cdn$0.92	December 1, 2004	250,000	250,000
Cdn$0.90	December 31, 2005	311,000	68,000
Cdn$0.75	April 20, 2006	200,000	80,000
Cdn$0.82	May 16, 2006	40,000	16,000
Cdn$1.45	February 21, 2007	140,000	28,000
Cdn$1.45	July 4, 2007	50,000	10,000

		991,000	452,000

At December 31, 2002, up to a further 545,752 common shares are reserved for future issuance to employees pursuant to the Plan. Stock options are granted at exercise prices based on the market price of the Corporation’s common shares at the date of the grant of the stock options. In no instance may the exercise price be less than the market price of the common shares at the time of the option being granted. Options may not be granted for a period longer than 10 years. Vesting is at the discretion of the Board of Directors.

     If the fair-value method had been used to determine compensation cost for share options granted to directors, officers and employees, the Corporation’s earnings (loss) and earnings (loss) per share for the year ended December 31, 2002 would have been as follows:

		Fair value of
	As	Options Granted	Pro
	Reported	and Vested	Forma

Earnings (loss) for the year	$(14,243)	$(36)	$(14,279)
Basic earnings (loss) per share	(0.14)	—	(0.14)
Diluted earnings (loss) per share	(0.14)	—	(0.14)

The fair value of share options was estimated using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	4.5%
Annual dividends	—
Expected stock price volatility	95%

The expected life of the options used in the option-pricing model were determined as one-half of the weighted average life of the option terms.

C. Common Share Purchase Warrants

		Balance			Balance
		Dec. 31			Dec. 31
Price	Expiry	2000 & 2001	Issued	Exercised	2002

Cdn$0.84	Feb. 11, 2005	1,500,000	—	—	1,500,000
Cdn$3.00	Dec. 28, 2006	—	17,857,135	—	17,857,135
Cdn$3.00	Dec. 28, 2006	—	20,325,203	—	20,325,203

		1,500,000	38,182,338	—	39,682,338

NOTE 13 Income Taxes

There was no income tax expense (recovery) for 2002 and 2001.

     Income tax expense differs from the amount which would result from applying the statutory Canadian income tax rate for the following reasons:

	2002	2001

Income (loss) before taxes	$(14,243)	$(9,912)

Canadian income tax rate	42.65%	45.6%
Tax based on statutory income tax rate	$(6,075)	$(4,520)
Expenses not deductible	2,147	3,661
Change in valuation allowance and tax rates	3,690	9,487
Other	238	(8,628)

	$Nil	$Nil

The tax effects of temporary differences that give rise to significant portions of the future tax assets and future tax liabilities are presented below:

	2002	2001

Future income tax assets:
Non-capital loss carry forwards	$12,494	$13,559
Net capital loss carry forwards	20,595	19,382
Capital assets and Canadian resource reductions	38,169	35,761
Reclamation liabilities	3,292	3,494
B.C. mineral tax deductions	31,549	27,709
Other	2,827	414

	108,926	100,319
Valuation allowance	(108,926)	(100,319)

Net future income tax asset	$Nil	$Nil

At December 31, 2002, the Corporation and its subsidiaries have non-capital losses of approximately Cdn$50,000,000 available for Canadian income tax purposes, which are due to expire from 2003 to 2009 taxation years. In addition, the Corporation has approximately Cdn$164,000,000 of capital losses for Canadian tax purposes available indefinitely to reduce taxes payable on future capital gains.

NOTE 14 Segmented Information

The Corporation considers itself to operate in a single segment being gold and copper mining and related activities including exploration, development, mining and processing. Although the Corporation operated in two geographic segments during 2001 and 2002, being North America and South America, substantially all identifiable assets, revenues and expenses are attributable to the North American segment.

NOTE 15 Related Party Transactions

In the ordinary course of business, the Corporation carries on certain transactions with its affiliates, which are conducted on normal business terms. In addition to the related party transactions disclosed elsewhere in these financial statements, at December 31, 2002, the consolidated balance sheet includes royalty and other accounts payable of $1,028,000 due to Brascan and its affiliates. At December 31, 2001, the consolidated balance sheet included short-term debt of $2,118,000, long-term debt of $14,162,000, capital securities of $87,219,000 and royalty and other accounts payable of $6,969,000 due to Brascan and its affiliates. Interest, dividends and guarantee fees totalling $6,815,000 (2001 – $14,247,000) were recorded on the above-noted related party debt and capital securities obligations. During 2002, the Corporation entered into a smelter contract whereby substantially all of the Corporation’s concentrates are processed by a company controlled by a significant shareholder of the Corporation.

NOTE 16 Financial Instruments

A.     At December 31, 2002, Kemess Mines Ltd. had forward sale commitments with major financial institutions to deliver 350,000 (2001 – 200,000) ounces of gold at an average accumulated price of $302 (2001 – $294) per ounce. These forward sales commitments are in the form of short-dated spot deferred contracts. A portion of the position may be brought and settled into income in 2003 and a portion will eventually be rolled into future years as part of the Corporation’s commitments under its project loan (Note 9(B)). The unrealized loss on these spot deferred contracts at December 31, 2002 was approximately $14,262,000 (2001 – unrealized gain of $3,459,000). In June 2002, in connection with the closure of an equity financing and the reduction of its project loan facility, the Corporation closed out 670,000 ounces of its hedge book at a cost of $9,839,000.

     Between December 20, 2002 and January 6, 2003, Kemess Mines Ltd. sold forward 63,700 ounces of gold at an average price of $350 per ounce to fix the gold price for un-priced gold in inventory and receivables at December 31, 2002. These forward sales contracts are to be closed out against monthly average gold prices in January, February and March 2003 as physical gold deliveries are priced.

     At December 31, 2001, Kemess Mines Ltd. also had outstanding call options for 300,000 ounces of gold exercisable at $295 per ounce. Total premiums for selling these options of $1,190,000 were included in accounts payable and accrued liabilities and were brought into income during 2002.

     At December 31, 2000, Kemess Mines Ltd. had sold forward 200,000 ounces of gold for delivery in 2001 at an average price of $302 per ounce. In February 2001, these contracts were closed out for proceeds of approximately $8,000,000.

     At December 31, 2000, Kemess Mines Ltd. had also entered into contracts to sell $62,000,000 in 2001 at an average exchange rate of Cdn$1.46 and an additional $36,000,000 in 2002 at an average exchange rate of Cdn$1.47. As at December 31, 2000, the Corporation had also sold forward $14,000,000 to purchase Canadian dollars for value March 31, 2001 at a rate of Cdn$1.44. The unrealized loss on these foreign exchange contracts was approximately $2,485,000 at December 31, 2000.

     At December 31, 2001, Kemess Mines Ltd. had entered into contracts to sell $72,865,125 in 2002 at an average exchange rate of Cdn$1.53 and had sold forward $14,000,000 to purchase Canadian dollars for value March 31, 2002 at a rate of Cdn$1.44. The unrealized loss on these foreign exchange contracts was approximately $2,900,000 at December 31, 2001.

     At December 31, 2002, Kemess Mines Ltd. had entered into contracts to sell $31,000,000 in 2003 at an average exchange rate of Cdn$1.5858. The unrealized gain on these foreign exchange contracts was approximately $126,000 at December 31, 2002.

B.     Except as disclosed elsewhere in these financial statements, the carrying value of all financial instruments approximates fair value.

C.     The Corporation monitors the financial condition of its customers and counter-parties to contracts and considers the risk of material loss to be remote.

NOTE 17 Commitments and Contingencies

The Corporation has been named along with 20 other parties in a suit brought by the Regional Water Quality Control Board for the Central Valley Region of California, alleging environmental violations in connection with an inactive gold mine located in Tuolumne County, California, known as the Jamestown mine. Management believes the suit to be without merit and is vigorously defending the claim.

     Under the terms of various mineral property option agreements, the Corporation is required to spend approximately $400,000 in 2003.

NOTE 18 Subsequent Event

On February 28, 2003, the Corporation settled the last claim relating to unresolved construction liens at the Kemess South mine for approximately $3,232,000. This amount was fully provided for in the Corporation’s 2002 financial statements.

Five Year Comparative Summary of Selected Financial Data

(expressed in thousands of US dollars
except per share data)	2002	2001	2000	1999	1998

Revenue	$110,992	$98,363	$—	$—	$—

Operating costs	76,079	71,579	—	—	—
Administrative and general	1,670	2,131	1,290	634	680

	77,749	73,710	1,290	634	680

Earnings before interest,taxes,depreciation and depletion and other	33,243	24,653	(1,290)	(634)	(680)

Other:
Depreciation and depletion	25,891	24,152	—	—	—
Net interest	5,335	9,341	15,438	(3,166)	(2,661)
Exploration	4,215	840	34	71	—
Currency translation losses	1,129	163	6,228	415	916
Mining and capital taxes	1,318	1,340	—	—	—
Non-controlling interest	(531)	(120)	—	—	—

	37,357	35,716	21,700	(2,680)	(1,744)

Earnings (loss) before the following items:	(4,114)	(11,063)	(22,990)	2,046	1,064
Loss on settlement of gold forward sales contracts	(9,839)	—	—	—	—
Other income (expense)	(290)	1,151	—	—	—
Income taxes	—	—	—	—	—

Earnings (loss) for the year	$(14,243)	$(9,912)	$(22,990)	$2,046	$1,064

Earnings (loss) per share — basic and diluted	$(0.14)	$(0.58)	$(0.76)	$0.07	$0.03

Weighted average number of shares used in computing earnings (loss) per share	123,374,060	30,251,156	30,248,246	30,245,336	30,245,336

YEAR-END FINANCIAL HIGHLIGHTS
Working capital (deficiency)	$(1,295)	$(20,351)	$(18,154)	$24,469	$1,422
Investments and other assets	11,215	10,329	12,929	2,115	38,095
Mineral property,plant and equipment	198,481	205,271	214,267	—	—
Total assets	235,731	236,183	250,375	46,930	47,343
Total invested capital	198,103	185,201	198,540	26,584	39,517
Long-term debts	55,500	103,162	103,867	5,352	20,209
Shareholders’ equity and capital securities	129,339	68,051	73,280	21,232	19,308
Common shares outstanding	191,273,615	30,251,156	30,251,156	30,245,336	30,245,336
Share price — high/low (during year in Cdn$)	2.18/1.13	1.43/0.71	1.15/0.60	1.29/0.52	1.15/0.60

Note: Certain of the figures have been reclassified to conform with the financial statement presentation adopted in 2002.

SELECTED QUARTERLY FINANCIAL DATA

	2002 Quarter Ended				2001 Quarter Ended
(expressed in thousands of US dollars
except for share data)	Dec. 31	Sep. 30	June 30	Mar. 31	Dec. 31	Sep. 30	June 30	Mar. 31

Revenue,investment and other income	$32,645	$28,062	$26,405	$23,880	$21,915	$24,245	$24,471	$27,732
Earnings (loss)	356	982	(12,048)	(3,533)	(7,751)	(2,511)	(660)	1,010
Earnings (loss) per share	0.00	0.01	(0.17)	(0.16)	(0.31)	(0.14)	(0.09)	(0.04)

Note: Refer to notes to consolidated financial statements for additional information.

Corporate Information

CORPORATE OFFICES
Northgate Exploration Limited
1055 West Georgia Street
Suite 2050
P.O. Box 11179, Royal Centre
Vancouver, British Columbia
V6E 3R5 Canada
Telephone: (604) 688-4435
Telecopier: (604) 687-3419

Kemess South Mine
P.O. Box 3519
Smithers, British Columbia
V0J 2N0 Canada
Telephone: (604) 881-8400
Telecopier: (604) 881-8418

AUDITORS
KPMG LLP

SHAREHOLDER INFORMATION
Transfer Agent
Shareholder enquiries relating to address changes and share certificates should be directed to:

Computershare Investor Services
510 Burrard Street
Vancouver, British Columbia
V6C 3B9 Canada
Telephone: (604) 661-0222
Toll free: 1-888-661-5566
Telecopier: (604) 669-1548

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
Stock Symbol: NGX
Warrant Symbols: NGX.WT / NGX.WT.A

Shareholders and investors requiring additional information should contact the Corporation at (604) 688-4435 or by email at ngx@bcpacific.com or visit our website at www.northgateexploration.ca.

Annual and Extraordinary
General Meeting of Shareholders

The Annual and Extraordinary General Meeting of Shareholders will be held at 10:00 a.m. on Friday, May 9, 2003 at the Exchange Tower, TSX Conference Centre, 2 First Canadian Place, 130 King Street West, Toronto, Ontario, Canada.	BOARD OF DIRECTORS
G. Warren Armstrong(1)
Toronto, Canada
President
Coniagas Resources Ltd.

Patrick D. Downey(1)
Freeport, Grand Bahamas
Retired Mining Executive

J. Peter Gordon(2)
Toronto, Canada
Managing Partner
Brascan Financial Corporation

Terry A. Lyons(2)
Vancouver, Canada
Chairman
Northgate Exploration Limited

Sam J. B. Pollock(1)
Toronto, Canada
Managing Partner
Brascan Financial Corporation

Kenneth G. Stowe
Toronto, Canada
President and Chief Executive Officer
Northgate Exploration Limited

(1) Member of Audit Committee
(2) Member of Compensation and
(2) Corporate Governance Committee

OFFICERS
Terry A. Lyons
Chairman

Kenneth G. Stowe
President and Chief Executive Officer

Jon A. Douglas
Senior Vice-President and
Chief Financial Officer

Robin L. Curry
Corporate Controller

Bruce M. McKay
Corporate Secretary

Nicole Bourgouin
Assistant Corporate Secretary	OPERATIONS MANAGEMENT
Kemess Mine
Maurice Ethier
General Manager

Harold Bent
Environmental Superintendent

Robin Curry
Administration Superintendent

Linda Hodgson
Human Resources Superintendent

John Hoffert
Mill Superintendent

Tony Marconato
Mine Superintendent

Greg Rasmussen
Chief Metallurgist

Greg Tucker
Chief Mine Engineer

Northgate Exploration Limited
1055 West Georgia Street
Suite 2050
P.O. Box 11179, Royal Centre
Vancouver, British Columbia
V6E 3R5

Tel: (604) 688-4435
Fax: (604) 687-3419

www.northgateexploration.ca